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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 Amendment No. 3
                                 Final Amendment

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                               Quantum Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

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                                    747906204
        (CUSIP Number of Class of Securities of Underlying Common Stock)

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                                Michael A. Brown
                      Chairman and Chief Executive Officer
                               Quantum Corporation
                               501 Sycamore Drive
                               Milpitas, CA 95035
                                 (408) 894-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                   Copies to:

                             Steven E. Bochner, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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Transaction Valuation*                                     Amount of Filing Fee
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     $28,246,586                                                $5649.32**
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,620,277 shares of common stock of Quantum Corporation having an aggregate value of $28,246,586 as of June 1, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not applicable.
     Form or Registration No.: Not applicable.
     Filing party: Not applicable.
     Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [_]  third party tender offer subject to Rule 14d-1.
        [X]  issuer tender offer subject to Rule 13e-4.
        [_]  going-private transaction subject to Rule 13e-3.
        [_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     Due to a clerical error, Amendment No. 2 to the Tender Offer Statement on
Schedule TO filed by the Quantum Corporation (the "Company") with the Securities and Exchange Commission on June 4, 2001, incorrectly stated that 181,150 options, rather than 936,787 options, were tendered as a result of our offer to eligible employees to exchange options. This Final Amendment to the Tender Offer Statement on Schedule TO hereby restates the final results of our offer to eligible employees to exchange options to purchase approximately 2,620,277 shares of the Company's common stock outstanding under the Company's 1993 Long-Term Incentive Plan, the Quantum Corporation Supplemental Stock Option Plan, the Quantum Corporation 1986 Stock Option Plan, the Meridian Data, Inc. 1997 Stock Plan, the Parallan Computer, Inc. 1988 Incentive Stock Plan, the Meridian Data 1987 Incentive Stock Plan, the ATL Products, Inc. 1997 Stock Incentive Plan and the ATL Products, Inc. 1996 Stock Incentive Plan that have an exercise price of $14 or more and are held by eligible employees for new options that will be granted under the Company's Supplemental Stock Option Plan, upon the terms and subject to the conditions set forth under the Offer to Exchange Certain Outstanding Options held by Eligible Employees dated June 4, 2001, the related memorandum from Michael A. Brown dated June 4, 2001, the Election Form and the Notice to Change Election from Accept to Reject (which together constitute the "Offer").

Item 4.    Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:
The Offer expired at 5 p.m., Pacific Daylight Time, on July 3, 2001. Pursuant to the Offer, we have accepted for cancellation options to purchase 936,787 shares of Quantum Corporation common stock. Subject to the terms and conditions of the Offer, we will grant new options to purchase 936,787 shares of Quantum Corporation common stock on January 7, 2001 in exchange for the options surrendered in the Offer.

                                      -2-

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO is true, complete and correct.

                                            QUANTUM CORPORATION

                                            /s/ Michael A. Brown
                                            ---------------------------------
                                            Michael A. Brown
                                            Chairman and Chief Executive Officer

Date:  August 6, 2001
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